SEALSQ Announces Pricing of $200.0 Million Registered Direct Offering & Concurrent Private Placement of Ordinary Shares and Warrants

Offerings to be led by Heights Capital Management, Inc.

Offerings priced approximately 26.5% above market under Nasdaq rules.

Geneva, Switzerland, October 15, 2025 (GLOBE NEWSWIRE) -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced the pricing of a $94.8 million registered offering (the “Registered Offering”) and a $105.2 million concurrent private placement (the "Private Offering" and, together with the Registered Offering, the “Offerings”). The Offerings are being led by Heights Capital Management, Inc.

The Registered Offering consists of 12,640,000 ordinary shares at an offering price of $7.50. The Private Offering consists of pre-funded warrants to purchase 14,026,666 ordinary shares and Class D warrants to purchase up to 53,333,332 ordinary shares at a combined offering price of $7.50. The Class D warrants will have an exercise price of $9.25 per ordinary share, will be immediately exercisable and will expire seven years following the date of issuance. Gross proceeds for the Offerings are expected to be approximately $200.0 million before deducting commissions and offering expenses.

Carlos Moreira, President and CEO of SEALSQ, commented: “We plan to utilize the net proceeds to advance our Post-Quantum and Quantum roadmap, as SEALSQ has been rapidly expanding our portfolio in this field. We are executing with determination to deliver the most secure technologies to protect billions of connected devices through our post-quantum semiconductors and software solutions. This transaction represents a strong endorsement of our technical progress, strategic acquisitions, growing IP portfolio, and the exceptional talent we’ve assembled. With it, SEALSQ expects to benefit from a pro-forma cash position of approximately $400 million as of October 16, 2025, providing a solid foundation to fuel our next phase of growth.”

Maxim Group LLC is acting as the sole placement agent for the Offerings.

SEALSQ currently intends to utilize the net proceeds from the Offering to reinforce its already strong cash position, allowing the company to accelerate its Post-Quantum and Quantum commercialization roadmap and deployment in the United States while also pursuing strategic opportunities to further strengthen the Company’s strategic position. The Offerings are expected to close on or about October 16, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Registered Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-286098) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2025 and a registration statement on Form F-3 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “Act”), was filed with the SEC and became effective on October 15, 2025. The Registered Offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the effective shelf registration statement. A prospectus supplement relating to the ordinary shares to be issued in the Registered Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Registered Offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

The pre-funded warrants and warrants described above were offered in a private placement under Section 4(a)(2) of the Act and Regulation D promulgated thereunder and, along with the ordinary shares underlying the warrants, have not been registered under the Act, or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a securities purchase agreement, the Company has agreed to file one or more registration statements with the SEC covering the resale of the ordinary shares issuable upon exercise of the pre-funded warrants and warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected completion, timing and size of the Offerings, the intended use of the proceeds from the Offerings, SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Press and Investor Contacts

SEALSQ Corp

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@sealsq.com

SEALSQ Investor Relations (US)

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611 / lcati@equityny.com

Katie Murphy

Tel: +212 836-9612 / kmurphy@equityny.com